CUSIP No. 69318G106	Page 1 of 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

PBF ENERGY INC.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

69318G106
(CUSIP Number)

Not Applicable
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS
Thomas D. O’Malley

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	5.	SOLE VOTING POWER
		3,760,001(1)
NUMBER OF
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		3,760,001
PERSON
WITH	8.	SHARED DISPOSITIVE POWER
		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,760,001

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.7% (2)

12.	TYPE OF REPORTING PERSON
IN

CUSIP No. 69318G106	Page 3 of 6

Item 1(a).	Name of Issuer:
PBF Energy Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
One Sylvan Way, Second Floor
Parsippany, New Jersey 07054

Item 2(a).	Name of Person Filing:
Thomas D. O’Malley

Item 2(b).	Address of Principal Business Office or if none, residence:
c/o PBF Energy Inc.
One Sylvan Way, Second Floor
Parsippany, New Jersey 07054

Item 2(c).	Citizenship:
United States

Item 2(d).	Title of Class of Securities:
Class A common stock, $0.001 par value per share.

Class A common stock reported as held includes Series A Units of PBF Energy Company LLC (“PBF LLC Series A Units”), that subject to the terms of an exchange agreement, are exchangeable at any time and from time to time for shares of Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications. Each holder of PBF LLC Series A Units holds one share of Class B common stock of the Company. The shares of Class B common stock have no economic rights but entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes on matters presented to stockholders of the Company that is equal to the aggregate number of PBF LLC Series A Units held by such holder. As the Reporting Person exchanges PBF LLC Series A Units for shares of Class A common stock pursuant to the exchange agreement, the voting power afforded to the Reporting Person by its share of Class B common stock of the Company will be automatically and correspondingly reduced.

Item 2(e).	CUSIP Number:
69318G106

CUSIP No. 69318G106	Page 4 of 6

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:

(a) Amount beneficially owned: 3,760,001 shares of Class A common stock (1)

(b) Percent of Class: 8.7% (2)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 3,760,001 (1)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 3,760,001 (1)

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or control person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

_______________________
(1)  Consists of (a) 156,936 shares of Class A common stock held directly by Mr. O’Malley, of which 40,000 are restricted shares of Class A common stock which vest in four equal annual installments beginning on February 20, 2014, (b) 2,971,800 PBF LLC Series A Units held directly by Mr. O’Malley, (c) 230,000 PBF LLC Series A Units held by Argus Energy Corporation, in which Mr. O’Malley holds a controlling interest, (d) 270,000 PBF LLC Series A Units held by Argus Investments Inc., in which Mr. O’Malley holds a controlling interest and (e) 131,265 PBF LLC Series A Units held by Horse Island Partners LLC, of which Mr. O’Malley is the Managing Member. Mr. O’Malley disclaims beneficial ownership of the securities held by Argus Energy Corporation, Argus Investments Inc. and Horse Island Partners LLC, except to the extent of his pecuniary interest therein.  In addition, does not include 350,000 PBF LLC Series B Units beneficially owned by Mr. O’Malley. The Reporting Person, as the holder of PBF LLC Series B Units, may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A common stock issuable upon exchange of the PBF LLC Series A Units held by funds affiliated with The Blackstone Group L.P. ("Blackstone") and First Reserve Management, L.P. ("First Reserve").

(2)  Subject to the terms of an exchange agreement, PBF LLC Series A Units are exchangeable at any time and from time to time for shares of Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications. Each holder of PBF LLC Series A Units also holds one share of Class B common stock. The shares of Class B common stock have no economic rights but entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes on matters presented to the Company’s stockholders that is equal to the aggregate number of PBF LLC Series A Units held by such holder. As a holder exchanges PBF LLC Series A Units for shares of Class A common stock pursuant to the exchange agreement, the voting power afforded to the holder by its share of Class B common stock will be automatically and correspondingly reduced. See “Certain Relationships and Related Transactions—IPO Related Agreements” in the Company’s definitive proxy statement on Schedule 14A for the 2013 annual meeting of stockholders, filed with the SEC on March 29, 2013. The calculation of the percentage amount of shares of Class A common stock beneficially owned by Mr. O’Malley assumes the exchange by Mr. O’Malley of PBF LLC Series A Units for shares of Class A common stock, and excludes the shares of Class A common stock issuable upon exchange of PBF LLC Series A Units by Blackstone, First Reserve and holders of PBF LLC Series A Units other than Mr. O’Malley.

The combined voting power of the Reporting Person is 3.9%, which represents the percentage of voting power of the outstanding Class A common stock and Class B common stock of the Company voting together as a single class (voting power for this purpose is based solely on securities issued and outstanding that such person has or shares the power to vote or direct the voting thereof, and specifically excludes any securities such person has the right to acquire within 60 days).

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Item 10.	Certifications:

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2013	By:	/s/ Thomas D. O’Malley
Thomas D. O’Malley

EXHIBIT LIST

Exhibit A	Power of Attorney, dated August 19, 2013, granted by Thomas D. O’Malley